December 14, 2015

Via EDGAR

Marianne Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM Investment Securities Funds (Invesco Investment Securities Funds)

File Nos. 811-05686 and 033-39519

Dear Ms. Dobelbower:

Below are responses to your comments, which we discussed on December 1, 2015, regarding Post-Effective Amendment No. 68 (the “Amendment”) to the AIM Investment Securities Funds’ (Invesco Investment Securities Funds’) (the “Registrant”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 14, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 31, 2015. These comments and responses apply to Class A, A2, Y, R5 and R6 Shares of Invesco Limited Maturity Treasury Fund (“the Fund”). Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

SUMMARY PROSPECTUS

Principal Investment Strategies of the Fund (p. 1)

1.	Comment: With respect to the 1st sentence in the 1st paragraph, disclosure indicates that in complying with the 80% investment requirement, the Fund may invest in derivatives and other instruments that have economic characteristics similar to such securities. Supplementally disclose how the Fund will determine the value of the derivatives for purposes of the 80% requirement (i.e., notional, marked to market, or some other means).

Response: The Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% investment requirement.

Principal Investment Strategies of the Fund (p. 1)

2.	Comment: With respect to the last sentence in the 1st paragraph, please clarify if there are any fixed-income securities debt maturities or quality requirements that the Fund’s underlying index requires for the particular securities that it selects.

Response: The Registrant believes that the Fund has sufficiently disclosed the quality requirements the Fund’s underlying index requires for the particular securities that the index selects. As indicated in the Principal Investment Strategies section of the Fund’s prospectus, qualifying securities included in the underlying index must have (i) at least one year remaining term to final maturity, (ii) payments of interest and principal tied to inflation and (iii) a minimum face value amount outstanding of $1 billion. However, with respect to investment by the Fund in securities not included in the underlying index, the Fund has amended its prospectuses to include additional clarifying information (underlined below) that reads substantially as follows:

The Fund invests under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in the component securities of The BofA Merrill Lynch 1-5 Year US Inflation-Linked Treasury Index (the Index) and in derivatives and other instruments that have economic characteristics similar to such securities. The Index is comprised of U.S. Treasury Inflation Protected Securities (TIPS) with at least $1 billion in outstanding face value and a remaining term to final maturity of at least 1 year and less than 5 years at the time of index rebalancing. The Fund can also invest the remainder of its assets in fixed income securities that are not included in the Index, but which the Fund’s investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser), believes will help the Fund track the Index. The Fund generally expects that its duration, yield and maturity will be substantially similar to those of the Index.

Fees and Expenses of the Fund (p. 1)

3.	Comment: With respect to the Fee Table and Footnote #1, consider clarifying the amounts surrounding when a CDSC will apply.

Response: Registrant respectively declines to add further disclosure to the footnote. Registrant believes the disclosure is compliant with Form N-1A requirements and feels that it adequately directs the shareholder to the section in the prospectus containing a more fulsome discussion of contingent deferred sales charges and when they apply.

Fees and Expenses of the Fund (p. 1)

4.	Comment: With respect to the Fee Table and Footnote #2, confirm supplementally if the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Principal Risks of Investing in the Fund (p. 2)

5.	Comment: With respect to the Inflation-Indexed Securities Risk, address how changes in interest rates affect TIPS and whether the impact of such changes affect TIPS to a greater degree than conventional fixed income securities.

Response: The Registrant believes that the Fund has sufficient disclosures in its prospectuses, under the sub-sections “Changing Fixed Income Market Conditions Risk,” “Debt Securities Risk” and “Inflation-Indexed Securities Risk,” addressing the potential impacts of changes in interest rate on certain fixed income securities, particularly those with longer maturities, such as TIPS.

Performance Information (p. 3)

6.	Comment: With respect to the Annual Total Returns, pursuant to Item 4(b)(2)(ii) of Form N-1A, include the year-to-date return information as of the end of the most recent quarter.

Response: The Registrant has made the requested change to its disclosure.

STATUTORY PROSPECTUS

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 3)

7.	Comment: With respect to the next to last sentence in the 3rd paragraph under Objective(s) and Strategies, consider clarifying what the sentence means for Fund shareholders by providing an example.

Response: As requested, the Fund has revised its definition of “duration” to include an example (underlined below), substantially as follows:

The Fund normally seeks to maintain an average portfolio effective duration that is within +/- 1 year of the duration of the Index, which was 1.62 years as of November 30, 2015. Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change. For example, the value of a fixed income security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 5)

8.	Comment: Under Risks, include “Interest Rate Risk” in the prospectus for Class A, A2 and Y shares to reconcile with the prospectus for Class R5 and R6 shares.

Response: The Fund has incorporated “Interest Rate Risk” into its broader “Debt Securities Risk.” As a result, the Fund has deleted “Interest Rate Risk” from its Class R5 and R6 prospectuses.

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 404-439-3428, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Odeh Stevens
Odeh Stevens

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